November 20, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549
Mail Stop 6010
Re:	Intermune, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 File No. 000-29801
Dear Mr. Rosenberg,
We are furnishing this letter in response to your letter to Mr. Norman Halleen dated July 12, 2006 regarding the above referenced filing and as a follow up to our response dated August 16, 2006 and subsequent telephone conversation with Ms. Amy Bruckner on or about November 7, 2006. Each of our initial responses on August 16, 2006 to the questions you raised in the July 12 letter will be immediately below the question, which have been repeated here for clarity. Our follow up responses are then below each of our initial responses and confirm the conversation we had with Ms. Bruckner on or about November 7, 2006. Please note that question 2 did not require a follow up response.
Revenue Recognition and Revenue Reserves, page 45
1.	We acknowledge your revenue recognition policy as noted herein and within your “Summary of Significant Accounting Policies” in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, which you identify as sales returns, rebates, chargebacks and discounts, could be defined and improved. Please provide us with the information that follows, in a disclosure type format.
a)	Disclose the amount of each type of revenue reduction for the periods presented. Analyze and describe the effect that could result from using assumptions that are reasonably likely to occur other than those upon which each current recorded estimate is based. For example, please provide a range of reasonably likely amounts or another type of sensitivity analysis.

     Company Response (August 16, 2006)
     We are supplementally providing the requested information in tabular format with a discussion of a range of reasonably likely amounts for those items that we believe could be considered material to an investor. Please note that this schedule excludes Infergen activity which was reclassified to discontinued operations.

	Years ended December 31,
($ in thousands)	2005	2004	2003
Revenue Reduction
Cash discounts	$2,280	$2,663	$3,023
Product returns	428	254	566
Chargebacks	1,258	4,290	5,947
Medicaid rebates	3,474	3,971	3,993

Total	$7,440	$11,178	$13,529

	Years ended December 31,
($ in thousands)	2005	2004	2003
Gross revenue	$117,936	$139,858	$158,391
Percentage of gross revenue
Cash discounts	1.9%	1.9%	1.9%
Product returns	0.4%	0.2%	0.4%
Chargebacks	1.1%	3.1%	3.8%
Medicaid rebates	2.9%	2.8%	2.5%

Total	6.3%	8.0%	8.6%
     In 2005, chargebacks were approximately 1.1% of gross revenue, but could reasonably fall within a range of 1.0% to 4.0% in any given year depending on the customer base. If chargebacks had increased to 4.0% during 2005, this would have reduced our reported revenue by approximately $3.5 million. In 2005, Medicaid rebates were approximately 2.9% of gross revenue, but could reasonably fall within a range of 2.0% to 3.0% in any given year. If Medicaid rebates had decreased to 2.0% during 2005, this would have increased our reported revenue by approximately $1.1 million.
Company Response (November 20, 2006)
     The Company supplementally advises the Staff that the ranges selected above are based on a review of historical trends and we believe they are reasonably likely to continue to be relevant in future periods. We also confirm that we will disclose the above requested information in future filings, if material, commencing with our Annual Report on Form 10-K for the year ended December 31, 2006.
b)	To the extent that the information that you monitor in estimating the items that reduce your gross revenue, for example product expiration dates and wholesaler inventory levels, is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources. In discussing your estimate of product returns, provide additional information regarding the total amount of Actimmune in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.
Company Response (August 16, 2006)
     The Company advises the Staff that the information we receive from external sources for purposes of estimating the items that reduce our gross revenue is for those reserves that we believe could be considered material to an investor.
     The source of information that we monitor in assisting us with computing chargebacks is from the Federal Supply Schedule, Veterans Administration and Public Health System pricing documents. These documents establish the maximum price allowable for the sale of our product to a government customer. The chargeback amount per unit is computed as the difference between our sales price to the wholesaler and the selling price from the wholesaler to a government customer. Chargebacks are processed directly by the wholesalers and are deducted from payments to us.
     The source of information that we monitor in assisting us with computing Medicaid rebates is from each of the 50 states. Medicaid rebates are billed directly to us from each state. Billings from each of the states, which are based on end user reports submitted by pharmacies to the state agencies, are typically received within 45 days after the end of each calendar quarter. We use historical billing and payment trends made to the states to assist us in determining an estimated Medicaid rebate amount each period.
     As noted in our response to Question 1a), product returns are an immaterial component of our estimated revenue reductions. The specialty wholesalers maintain low inventory levels and manage to patient-based need (demand) and do not stock Actimmune. The total amount of Actimmune in sales dollars that could potentially be returned as of December 31, 2005 was not material.
Company Response (November 20, 2006)
     The Company supplementally advises and confirms to the Staff that we will disclose the above requested information in future filings, commencing with our Annual Report on Form 10-K for the year ended December 31, 2006.
c)	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers’ ordinary course of business inventory levels. Please also discuss your revenue recognition policy for such shipments.

Company Response (August 16, 2006)
     The Company advises the Staff that for each of the periods presented, we have not made any shipments as a result of incentives and/or in excess of our customers’ ordinary course of business inventory levels. Specialty wholesalers maintain low inventory levels and manage to patient-based need (demand) and do not stock Actimmune.
Company Response (November 20, 2006)
     The Company supplementally advises and confirms to the Staff that we will disclose the above requested information in future filings, commencing with our Annual Report on Form 10-K for the year ended December 31, 2006.
d)	We note your presentation, in Schedule II, of the aggregate roll-forward of your sales returns, discounts, rebates, chargebacks and allowance for doubtful accounts for the financial statement periods presented. Please disaggregate the amounts in this roll-forward and supplement the individual roll-forward of each of those items with the following information:
•	current provision related to sales made in current period;

•	current provision related to sales made in prior periods;

•	actual returns or credits in current period related to sales made in current period; and

•	actual returns or credits in current period related to sales made in prior periods.
Company Response (August 16, 2006)
     The following tables disaggregate sales returns, discounts, rebates, chargebacks and allowance for doubtful accounts for the financial statement periods presented ($ in thousands):

	Balance at	Charged to
	beginning of	revenue or		Balance at
Description	year	expense	Utilizations	end of year
Allowance for cash discounts:
Year ended December 31, 2005	$526	$3,108	$(3,297)	$337
Year ended December 31, 2004	358	3,151	(2,983)	526
Year ended December 31, 2003	348	3,225	(3,215)	358

	Balance at	Charged to
	beginning of	revenue or		Balance at
Description	year	expense	Utilizations	end of year
Allowance for product returns:
Year ended December 31, 2005	$50	$775	$(775)	$50
Year ended December 31, 2004	—	427	(377)	50
Year ended December 31, 2003	206	708	(914)	—

	Balance at	Charged to
	beginning of	revenue or		Balance at
Description	year	expense	Utilizations	end of year
Allowance for chargebacks:
Year ended December 31, 2005	$1,393	$4,224	$(4,301)	$1,316
Year ended December 31, 2004	1,040	5,048	(4,695)	1,393
Year ended December 31, 2003	1,252	6,157	(6,369)	1,040

	Balance at	Charged to
	beginning of	revenue or		Balance at
Description	year	expense	Utilizations	end of year
Allowance for Medicaid rebates:
Year ended December 31, 2005	$1,340	$4,622	$(4,538)	$1,424
Year ended December 31, 2004	1,528	4,688	(4,876)	1,340
Year ended December 31, 2003	1,559	4,232	(4,263)	1,528

	Balance at	Charged to
	beginning of	revenue or		Balance at
Description	year	expense	Utilizations	end of year
Allowance for doubtful accounts:
Year ended December 31, 2005	$94	$43	$(29)	$108
Year ended December 31, 2004	50	44	—	94
Year ended December 31, 2003	50	—	—	50
     The Company advises the Staff that substantially all of the current provision and current period returns or credits are related to sales made in the same or current period. The provision, returns or credits related to sales made in prior periods is immaterial.
Company Response (November 20, 2006)
     The Company supplementally advises and confirms to the Staff that we will disclose the above requested information in future filings, if material, commencing with our Annual Report on Form 10-K for the year ended December 31, 2006.
e)	Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to each item that reduces your gross revenue. Please address the effect that any changes in your estimates had on your revenues and operations for the applicable periods.
Company Response (August 16, 2006)
     The Company advises the Staff that we are providing the requested information for those items that we believe could be considered material to an investor. Please note that the Company does not maintain a sales force for Actimmune and primarily sells to a limited number of wholesalers and specialty pharmaceuticals. As a percentage of gross revenue, chargebacks have declined from 3.8% in 2003 to 3.1% in 2004 and down to 1.1% in 2005. The year over year decline for the two most recent years is due to a decline in the number of government customers we sell to through our wholesalers. The increase in Medicaid rebates from 2.5% in 2003 to 2.8% in 2004 and to 2.9% in 2005 is due to the increasing number of patients, as a percentage of the total patient population treated with Actimmune, that are covered through state Medicaid programs.
Company Response (November 20, 2006)
     The Company supplementally advises and confirms to the Staff that we will disclose the above requested information in future filings, commencing with our Annual Report on Form 10-K for the year ended December 31, 2006.
Consolidated Statements of Operations, page 60
2. Considering that you have included allocations of research and development and selling, general and administrative expenses in your discontinued operations, demonstrate for us how both the operations and cash flows for Infergen meet the requirements of being clearly distinguished, as required by paragraph 41 of SFAS No. 144. Also, please tell us how these allocations comply with EITF 87-24 which precludes recording corporate overhead as discontinued operations.
Company Response (August 16, 2006)
     The Company advises the Staff that the operations and cash flows for Infergen were clearly distinguished, as required by paragraph 41 of SFAS No. 144. We maintained a separate and distinct sales force for the Infergen product line. Revenue and cost of good sold as well as certain project-based sales and marketing (S&M) and research and development (R&D) departments were specific to Infergen and clearly distinguished within our financial systems. We also advise the Staff that we did not allocate any corporate overhead to discontinued operations, which is precluded by EITF 87-24. Costs allocated to discontinued operations that were not project-based as noted above included only direct costs attributable to the Infergen product line such as patent costs and charitable contributions. Personnel related costs not included in the project-based departments, but directly attributable to Infergen, were identified through a level of efforts analysis, predominantly timesheets or other percentage of efforts basis where it was known that the Infergen product was supported. Costs that were expected to continue, such as facilities and facilities-related costs, were not allocated to discontinued operations at all.
In connection with our response to your questions, we also acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Respectfully submitted,

/s/ John C. Hodgman
Chief Financial Officer and Senior Vice President, Finance